Exhibit 3.1
CERTIFICATE OF ELIMINATION
OF
DESIGNATION OF SERIES B CONVERTIBLE PREFERRED STOCK
OF
COMSCORE, INC.
(Pursuant to Section 151(g) of the
General Corporation Law of the State of Delaware)
comScore, Inc. (the “Company”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), HEREBY CERTIFIES AS FOLLOWS:
1.Pursuant to authority vested in the Board of Directors of the Company (the “Board”) by the Amended and Restated Certificate of Incorporation of the Company (the “Certificate of Incorporation”), and pursuant to the provisions of Section 151 of the DGCL, the Board, by resolutions previously duly adopted, authorized the issuance of 105,000,000 shares of preferred stock, par value $0.001 per share, of the Company (the “Preferred Stock”) and created and authorized the issuance of a series of Preferred Stock designated as Series B Convertible Preferred Stock (the “Series B Preferred Stock”), subject to the Certificate of Designations of Series B Preferred Stock (the “Certificate of Designations”), as filed with the Secretary of State of the State of Delaware on March 10, 2021, as amended.
2.Pursuant to each Stock Exchange Agreement, dated as of September 26, 2025, by and between the Company and the stockholder party thereto (the “Exchange Agreements”), all issued and outstanding shares of the Series B Preferred Stock have been reacquired by the Company.
3.The Board deems it in the best interest of the Company to eliminate from the Certificate of Incorporation, the Certificate of Designations with respect to the Series B Preferred Stock.
4.Pursuant to Section 151(g) of the DGCL, the Board adopted the following resolutions thereby eliminating the Series B Preferred Stock:
RESOLVED FURTHER, that none of the authorized shares of Series B Preferred Stock are outstanding and none of the authorized shares of Series B Preferred Stock will be issued subject to the Certificate of Designations;
RESOLVED FURTHER, that the Company be, and hereby is, authorized and directed to file with the Secretary of State of the State of Delaware a certificate (the “Certificate of Elimination”) containing these resolutions, with the effect under the DGCL of eliminating from the Certificate of Incorporation all matters set forth in the Certificate of Designations; and
RESOLVED FURTHER, that the officers of the Company are, and each of them hereby is, authorized and directed, for and on behalf of the Company and in its name, to execute and file the Certificate of Elimination at such time as they deem appropriate, and to take such further actions as they may deem necessary or appropriate to carry out the intent of the foregoing resolutions in accordance with the applicable provisions of the DGCL.
5.Pursuant to the provisions of Section 151(g) of the DGCL, all references to the Series B Preferred Stock in the Certificate of Incorporation, including the Certificate of Designations, are hereby eliminated, and the shares that were designated to such series are hereby returned to the status of authorized but unissued shares of Preferred Stock of the Company, without designation as to series.

IN WITNESS WHEREOF, COMSCORE, INC. has caused this Certificate of Elimination of Designation to be duly executed by an authorized officer of the Company on this 29th day of December 2025.
COMSCORE, INC.

By:    /s/ Ashley Wright
Name:    Ashley Wright
Title:    Secretary
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